Exhibit 99.3

IM Cannabis Corp.

Management's Discussion and Analysis

For the Three Months Ended March 31, 2023

May 15, 2023

Management’s Discussion and Analysis

Management’s Discussion and Analysis

INTRODUCTION

IM Cannabis Corp. (“IM Cannabis” or the “Company”) is a British Columbia company operating in the international medical cannabis industry. The Company’s common shares (the “Common Shares”) trade under the ticker symbol “IMCC” on both the NASDAQ Capital Market (“NASDAQ”) and the Canadian Securities Exchange (“CSE”) as of March 1, 2021, and November 5, 2019, respectively.

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of IM Cannabis for the three months ended March 31, 2023. Throughout this MD&A, unless otherwise specified, references to “we”, “us”, “our” or similar terms, as well as the “Company” and “IM Cannabis” refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the “Group” refers to the Company, its subsidiaries, and Focus Medical Herbs Ltd.

This MD&A should be read in conjunction with the interim condensed consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2023 (the "Interim Financial Statements") and with the Company's audited annual consolidated financial statements and the notes thereto for the years ended December 31, 2022 and  2021 (the “Annual Financial Statements”). References herein to “Q1 2023” and “Q1 2022” refer to the three months ended March 31, 2023 and March 31, 2022, respectively, and references to “2022” refer to the year ended December 31, 2022.

The Interim Financial Statements have been prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the Interim Financial Statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods. The Interim Financial Statements for the three months ended March 31, 2023, include the accounts of the Group, which includes, among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
I.M.C. Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
I.M.C. Farms Israel Ltd. (“IMC Farms”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. (“Focus”)	Israel	Private company over which IMC Holdings exercises “de facto control” under IFRS 10 Consolidated Financial Statements (“IFRS 10”)
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
Revoly Trading and Marketing Ltd. dba Vironna Pharm (“Vironna”)	Israel	Subsidiary of IMC Holdings
Oranim Plus Pharm Ltd. (“Oranim Plus”)	Israel	Subsidiary of IMC Holdings
Adjupharm GmbH (“Adjupharm”)	Germany	Subsidiary of IMC Holdings
Trichome Financial Corp. (“Trichome”) *	Canada	Wholly-owned subsidiary

* Discontinued operations. For more information, please see “Corporate Highlights and Events – Key Highlights for the quarter ended March 31, 2023” below.

Management’s Discussion and Analysis

All intercompany balances and transactions were eliminated on consolidation. All dollar figures in this MD&A are expressed in thousands of Canadian Dollars ($), except per share data and unless otherwise noted. All references to “NIS” are to New Israeli Shekels. All references to “€” or to “Euros” are to Euros. All references to “US$” or to “U.S. Dollars” are to United States Dollars. The Company’s shares, options, units and warrants are not expressed in thousands. Prices are not expressed in thousands.

NON-IFRS FINANCIAL MEASURES

Certain non-IFRS financial measures are referenced in this MD&A that do not have any standardized meaning under IFRS, including “Gross Margin”, “EBITDA” and “Adjusted EBITDA”. The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable readers to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, as applicable, see the “Metrics and Non-IFRS Financial Measures” section of the MD&A.

NOTE REGARDING THE COMPANY’S ACCOUNTING PRACTICES

The Company complies with IFRS 10 to consolidate the financial results of Focus, a holder of an Israeli Medical Cannabis Agency (the “IMCA”) license which allows it to import and supply cannabis products, on the basis of which IMC Holdings exercises “de facto control”. For a full explanation of the Company’s application of IFRS 10, see “Legal and Regulatory – Restructuring” and “Legal and Regulatory – Risk Factors”.

EXECUTIVE SUMMARY

OVERVIEW – CURRENT OPERATIONS IN ISRAEL AND GERMANY

IM Cannabis is an international cannabis company that is currently focused on providing premium cannabis products to medical patients in Israel and Germany, two of the world’s largest federally legal cannabis markets. Until recently, the Company was also actively servicing adult-use recreational consumers in Canada, however the Company has exited operations in Canada and considers these operations discontinued. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

In Israel, the Company imports, distributes and sells cannabis to local medical patients by operating medical cannabis retail pharmacies, online platforms, distribution centers and logistical hubs operating through IMC Holdings’ subsidiaries and Focus, leveraging proprietary data and patient insights. The Company also cultivate its existing proprietary genetics with third-party cultivation facilities in Israel.

In Germany, the IM Cannabis ecosystem operates through Adjupharm, importing and distributing cannabis to pharmacies for patients, and acting as the Company’s entry point for potential Europe-wide distribution in the future.

Management’s Discussion and Analysis

On November 7, 2022, the Company announced that it is pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany, while also commencing its exit from the Canadian cannabis market. The Canadian operations were wound-down under the Canadian Companies’ Creditors Arrangement Act (“CCAA”) under the supervision of the Ontario Superior Court of Justice (Commercial List) (the “Court”) (the “CCAA Proceedings”). The CCAA Proceedings afford Trichome and certain of Trichome’s wholly-owned subsidiaries (collectively, the “Trichome Group”) the stability and flexibility required to orderly wind-down its business and operations. Pursuant to an Order of the Court made on April 6, 2023, the Court approved a share purchase agreement, selling certain of the Trichome Group’s entities to a party that is not related to the Company.

The Company has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022, pursuant to IFRS. The CCAA Proceedings are solely in respect of the Trichome Group. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA Proceedings. For more information about the CCAA Proceedings, see “Corporate Highlights and Events – Key Highlights for the quarter ended March 31, 2023” below.

OUR GOAL – DRIVE PROFITABLE REVENUE GROWTH

Our primary goal is to sustainably increase revenue in each of our core markets, to accelerate our path to profitability and long-term shareholder value while actively managing costs and margins.

HOW WE PLAN TO ACHIEVE OUR GOAL – CORE STRATEGIES

Our strategy of sustainable and profitable growth consists of:

•
Continue building on the increasing demand and positive momentum in Israel and Germany, supported by strategic alliances with Canadian suppliers and a highly skilled sourcing team, to cement its leadership position in markets where the Company operates.

•
Develop and execute a long-term growth plan in Germany, based on the strong sourcing infrastructure in Israel which is powered by advanced product knowledge and regulatory expertise establishing, in the Company’s view, a competitive advantage ahead of proposals for the legalization of recreational cannabis in Germany.

•	Properly position brands with respect to target-market, price, potency and quality, such as our IMC brand in Israel and Germany.

•	Strong focus on efficiencies and synergies as a global organization with domestic expertise in Israel and Germany.

•	High-quality, reliable supply to our customers and patients, leading to recurring sales.
•	Ongoing introduction of new Stock Keeping Unit (“SKUs”) to keep consumers and patients engaged.
•
Reorganization of the Company's management and operations by reducing its workforce in Israel by 20%-25% across all functions, to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. All actions associated with the workforce reduction are expected to be substantially complete by mid-2023.

Management’s Discussion and Analysis

RESULTS – REVENUE GROWTH IN Q1 2023

IMC - Quarterly Continuing Operations Revenue Growth
Revenue from continuing operations
$7.5M
$8.6M
$8.0M
$10M
13.0M
12.7M
14.2M
14.5M
13.2M
2021-Q1
2021-Q2
2021-Q3
2021-Q4
2022-Q1
2022-Q2
2022-Q3
2022-Q4
2023-Q1

STRATEGY IN DETAIL

GEOGRAPHIES AND NEW MARKETS

The Company operates in the Israeli and German medical cannabis markets. Until recently, the Company was also actively servicing adult-use recreational consumers in Canada, however these operations are discontinued, effective November 7, 2022. The Company announced that it is pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel, Germany and Europe, while also commencing its exit from the Canadian cannabis market. The Company has exited operations in Canada Pursuant to an Order of the Court made on April 6, 2023, in which the Court approved a share purchase agreement, selling certain of the Trichome Group‘s entities to a party that is not related to the Company.

Israel

In Israel, we continue to expand IMC brand recognition and supply the growing Israeli medical cannabis market with our branded products. The Company offers medical cannabis patients a rich variety of high-end medical cannabis products through strategic alliances with Canadian suppliers supported by a highly skilled sourcing team. In addition to the benefits of the Group’s long-term presence in Israel, we believe that with our strong sourcing infrastructure in Israel, and advanced product knowledge, regulatory expertise and strong commercial partnerships, the Company is well-positioned to address the ongoing needs and preferences of medical cannabis patients in Israel.

Management’s Discussion and Analysis

The Company entered additional segments of the medical cannabis value chain in Israel, namely the distribution and retail segments. The Company, through IMC Holdings, acquired three licensed pharmacies in 2022, each selling medical cannabis products to patients.: (i) Oranim Plus, Israel’s largest pharmacy in Jerusalem and one of the largest in Israel, (ii) Vironna, a leading pharmacy in the Arab sector, and (iii) Pharm Yarok, the largest pharmacy in the Sharon plain area and the biggest call center in the country (Oranim Plus, Vironna, and Pharm Yarok collectively, the “Israeli Pharmacies”).

The Company has also acquired home-delivery services and an online retail footprint, operating under the name “Panaxia-to-the-Home”, which includes a customer service center and an Israeli medical cannabis distribution licensed center (the “Panaxia Transaction”), from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (collectively, “Panaxia”).

The entrance into the new segments in Israel position IM Cannabis as a large distributor of medical cannabis in Israel. We are strategically focused on establishing and reinforcing a direct connection with medical cannabis patients, providing direct access to IM Cannabis products, obtaining and leveraging market data and gaining a deeper understanding of consumer preferences. The acquisition of the Israeli Pharmacies allows the Company to increase purchasing power with third-party product suppliers, offers potential synergies with our established call center and online operations, achieves higher margins on direct sales to patient and creates the opportunity for up-sales across a growing range of products.

Germany

In Europe, the Company operates in Germany through Adjupharm, its German subsidiary and EU-GMP certified medical cannabis producer and distributor. We continue to lay our foundation in Germany, which is currently the European market with the largest number of medical cannabis patients.1 Leveraging our global supply chain, IM Cannabis continues to focus on growing its business in Germany to be well-positioned through brand recognition in preparation for future regulatory reforms.

Similar to Israel, the Company’s focus in Germany is to import premium dried cannabis from its supply partners, which we believe will satisfy the rapid growth in demand for high-THC premium cannabis across a variety of strains and qualities. In addition, Adjupharm sells cannabis extracts to meet the existing demand in the German market.

In the Company’s view, the strong sourcing infrastructure in Israel, powered by advanced product knowledge and regulatory expertise, will establish a competitive advantage in Germany ahead of proposals for the legalization of recreational cannabis. This is based on the premise that the German and Israeli markets share a number of common attributes such as robust commercial infrastructure, highly developed digital capabilities, favourable demographics and customer preferences.

1 The European Cannabis Report – Edition 8 https://prohibitionpartners.com/reports/the-european-cannabis-report-8th-edition/?__hstc=102379230.c3806f05dbbd9246bb30c3897deb768c.1680505679399.1680505679399.1680505679399.1&__hssc=102379230.1.1680505679401&__hsfp=3485682252; Statista Website:https://www.statista.com/outlook/hmo/cannabis/medical-cannabis/germany#analyst-opinion

Management’s Discussion and Analysis

While the Company does not currently distribute products in other European countries, the Company intends to leverage the foundation established by Adjupharm, its state-of-the-art warehouse and EU-GMP production facility in Germany (the “Logistics Center”), its vast knowledge in the cannabis market and costumers’ preferences and its network of distribution partners to expand into other jurisdictions across the continent.

Adjupharm received a revised EU-GMP license in May 2022 that permits it to engage in production, cannabis testing and release activities. It allows Adjupharm to repackage bulk cannabis, to perform stability studies and offer such services to third parties.

Note on the Canadian operation

On November 7, 2022, the Company announced that it is pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany, while also commencing its exit from the Canadian cannabis market. On April 6, 2023, the Court issued an Order as part of the CCAA Proceedings, in which the Court approved a share purchase agreement, selling certain of the Trichome Group‘s entities to a party that is not related to the Company.

The Company has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022, pursuant to IFRS. The CCAA Proceedings are solely in respect of the Trichome Group. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA Proceedings. For more information, see “Corporate Highlights and Events – Key Highlights for the quarter ended March 31, 2023” below.

BRANDS

The IMC brand is well-known in the Israeli medical cannabis market, with signature reputable brands such as Roma®, highly popular among Israeli consumers. Building on its long-term success in Israel, the Company launched the IMC brand in Germany in 2020.

Israeli Medical Cannabis Business

The IMC brand has established its reputation in Israel for quality and consistency over the past 10 years and more recently with new high-end, ultra-premium strains that have made it to the top-sellers list in pharmacies across the country.

The Group maintains a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced.

The IMC brand offers four different product lines, leading with the Craft Collection which offers the highest quality Canadian craft cannabis flower and has established IMC as the leader of the super-premium segment in Israel.

The Craft Collection – The IMC brand’s super-premium product line with indoor-grown, hang-dried and hand-trimmed high-THC cannabis flowers. The Craft Collection includes exotic and unique cannabis strains such as Cherry Crasher, Peanut Butter MAC and Watermelon Zkittlez.

The Top-Shelf Collection –offers indoor-grown, high-THC cannabis flowers with strains such as Lemon Rocket and Diesel Drift. Inspired by the 1970’s cannabis culture in America, the Top-Shelf Collection targets the growing segment of medical patients who are cannabis culture enthusiasts.

Management’s Discussion and Analysis

The Signature Collection – The IMC brand’s high-quality product line with greenhouse-grown or indoor grown, high-THC cannabis flowers. The Signature Collection currently includes well known proprietary cannabis dried flowers such as Roma®, Tel Aviv and London as well as Strawnana, an indoor-grown flower, and Sydney, the Company’s first high-CBD cannabis strain.

imc
Roma
T20 / C4
imc
London
T15 / C3
imc
Tel Aviv
T20 / C4
imc
Dairy Queen
T15 / C3
imc
Berlin
T20 / C4
imc
Sydney
T3 / C15
imc
Strawnana
T20 / C4

The Full Spectrum Extracts – The IMC brand’s full spectrum, strain-specific cannabis extracts, including high-THC Roma® oil, balanced Paris oil and Super CBD oil and the new Roma® T15 oil and Tel Aviv oil.

As part of its recent rebranding the Company expanded its Roma® product portfolio to include pre-rolls and oils range, offering the widest range of different product SKUs for a single strain in the Israeli market. This delivers a variety of formats of IMC’s most successful, well-known and proprietary strain to Israeli medical cannabis patients. IMC’s Roma® strain is a high-THC medical cannabis flower that offers a therapeutic continuum and is known for its strength and longevity of effect.

The WAGNERS™ brand launched in Israel in Q1 2022, with premium indoor-grown cannabis imported from Canada. The WAGNERS™ brand was the first international premium, indoor-grown brand introduced to the Israel cannabis market, at a competitive price point. The WAGNERS™ brand includes the Dark Helmet, Cherry Jam launched in Q1 2022, and Golden Ghost that was launched in Q4 2022.

BLKMKT™, the Company’s second Canadian brand. In Q1 2023 The Company launched two additional products under the WAGNERS™ brand, Pink Bubba and Tiki Rain; both  an indoor-grown cannabis flowers, with high-THC.

For more information, see “Strategy in Detail – Brands – New Product Offerings” section of the MD&A.

German Medical Cannabis Business

In Germany, the Company sells IMC-branded dried flower products and full spectrum extracts. The medical cannabis products sold in the German market are branded generically as IMC to increase recognition of the Company’s brand in establishing a foothold with German healthcare professionals. The Company’s IMC-branded cannabis products were launched in Germany with one high-THC flower strain in 2020. In Q4 2021, Adjupharm launched another high-THC flower strain and two full spectrum extracts. In Q1 2022, Adjupharm launched a third strain, a high-CBD flower, to offer a more complete portfolio to German physicians and patients. In Q1 2023, Adjupharm launched additional two high-THC flower strains, in alignment with the strategic focus on high-THC flowers and patients demand.

The Group’s competitive advantage in Germany lies in its track record, experience and brand reputation and proprietary data supporting the potential effectiveness of medical cannabis for the treatment of a variety of conditions.

Management’s Discussion and Analysis

IMC CANNABISBLÜTEN
SORTE: C01
High CBD, Hybrid
IMC CANNABISBLÜTEN
SORTE: T01
High THC, Indica
IMC CANNABISBLÜTEN
SORTE: T03
High THC, Indica
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
10:10 B100
Eingestellter Cannabisextrakt
DAB 2020
BALANCED, SORTE: B100
THC
Inhalt: 30 ml
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
25:1 T100
Eingestellter Cannabisextrakt
DAB 2020
HIGH THC, SORTE: T100
THC
Inhalt: 30 ml

NEW PRODUCT OFFERINGS

Between our various geographies, the strategy for new products varies given that each market is at a different stage of development with respect to regulatory regimes, patient and customer preferences and adoption rates.

Israel

In Q1 2023 The Company launched four additional products, two under the WAGNERS™ brand, Pink Bubba and Tiki Rain and two under Top-Shelf Collection, Santa Cruz and Lucy Dreams. All strains are indoor-grown cannabis flowers, with high-THC. The two products under the WAGNERS™ brand, allow a wide range of offerings in both the Indica category and the Sativa category for day and night use and the two products under the Top-Shelf Collection allow a wide range of offering in the Hybrid category.

Germany

In Q1 2023, Adjupharm launched two additional  high-THC flower strains; OG Kush and Strawberry, in alignment with the strategic focus on high-THC flowers.

Management’s Discussion and Analysis

HIGH-QUALITY, RELIABLE SUPPLY

Israel

Over the last decade, Focus Medical was the primary cultivator of medical cannabis products sold under the IMC brand in the Israeli market. Until July 2022, Focus Medical held an IMCA license to cultivate medical cannabis at its cultivation facility (the “Focus Facility”). In Q2 2022, the Company closed the Focus Facility to concentrate on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers as well as the import of medical cannabis from its Canadian Facilities. In July 2022, Focus Medical received an IMCA license which allows it to continue to import cannabis products and supply medical cannabis to patients through licensed pharmacies despite the closure of the Focus Facility (the “Focus New License”). Besides Focus Medical, which holds the Focus New License, the Group has other entities with a license to import medical cannabis and supply medical cannabis to patients through licensed pharmacies. To supplement growing demand, the Company plans to continue its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

Pursuant to the applicable Israeli cannabis regulations, following the cultivation or import of medical cannabis, medical cannabis products are then packaged by contracted GMP licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local Israeli pharmacies directly or through contracted distributors.

Germany

The Company continues to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country and developing Adjupharm and its Logistics Center as the Company’s European hub. Adjupharm sources its supply of medical cannabis for the German market and from various EU-GMP certified European and Canadian suppliers. The Logistics Center is EU-GMP certified, upgrading Adjupharm’s production technology and increasing its storage capacity to accommodate its anticipated growth. Adjupharm holds the certification for primary repackaging, making it one of a handful of companies in Germany fully licenced to repack bulk.

Adjupharm currently holds wholesale, narcotics handling, manufacturing, procurement, storage, distribution, and import/export licenses granted to it by the applicable German regulatory authorities (the “Adjupharm Licenses”).

CORPORATE HIGHLIGHTS AND EVENTS

KEY HIGHLIGHTS FOR THE QUARTER ENDED MARCH 31, 2023

In the first quarter of 2023, the Company continued to focus on its efforts and resources on growth in the Israeli and German cannabis markets with a goal of reaching profitability in 2023. The Company’s key highlights and events for the first quarter ended March 31, 2023, include:

LIFE Offering

In January and February of 2023, the Company issued an aggregate of 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of US$3,535 in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

Management’s Discussion and Analysis

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165. The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 per Unit for aggregate gross proceeds of US$2,896 (the “Concurrent Offering”). The Concurrent Offering was led by insiders of the Company. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

Panaxia Transaction Update

On February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $262 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

The consideration payable by the Company under the Panaxia Transaction was NIS 18,700 (approximately $7,200), comprised of $2,900 in cash, payable in two installments, and $4,300 in Common Shares, payable in five installments. To date, the Company preformed four installments as was previously announced on August 9, 2021, September 8, 2021, October 20, 2021, and November 18, 2021, respectively.

Restructuring

On March 8, 2023, the Company announced its strategy plan in Israel of reorganization of the company's management and operations in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel by 20%-25% across all functions (including executives). All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law.

As part of the restructuring plan, key positions in the Company's global leadership team have transitioned to highly skilled internal successors, who will be supported through a transition period and a closely monitored handover process to ensure continuity.

Shai Shemesh, Chief Financial Officer of the Company, stepped down and handed over his responsibilities through a structured transition period to Itay Vago, who was appointed as the Company's Chief Financial Officer. In his last role, Itay served as Finance Director of IMC Holdings.

Management’s Discussion and Analysis

Rinat Efrima, Chief Executive Officer of IMC Holdings, stepped down and handed over her responsibilities through a structured transition period to Eyal Fisher, who was appointed as the General Manager of IMC Holdings. In his last role, Eyal served as Sales Director of IMC Holdings.

Yael Harrosh, Chief Legal and Operations Officer of the Company, has been appointed to lead the Company's restructuring plan and has stepped down and handed over her responsibilities as the General Counsel of the Company through a structured transition period to Adv. Michal Lebovitz Nissimov who was appointed as the new General Counsel of the Company.

The company expects to substantially complete the restructuring efforts during the first half of 2023.

SUBSEQUENT EVENTS

NASDAQ Compliance Notice and Common Share Consolidation

In order to maintain the listing of the Common Shares on the Nasdaq, the Company must comply with Nasdaq’s continued listing requirements which require, amongst other things, that the Common Shares maintain a minimum bid price of at least US$1.00 per share (the “Minimum Share Price Listing Requirement”)

On April 10, 2023, the Company received written notification from Nasdaq (the “Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Company has until October 9, 2023, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement for a minimum of 10 consecutive business days.

Canadian Restructuring

On November 7, 2022, in connection with the Company’s efforts to achieve operational efficiencies, the Company announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring. With this move, the Company aims for a leaner organization with a primary focus on achieving profitability in 2023.

The Canadian operations are held through the Trichome Group and being orderly wound-down under CCAA pursuant to an initial order of the Court issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022, the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against the Trichome Group and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the CCAA Proceedings.

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Trichome Group to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Trichome Group; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Trichome Group and L5 Capital Inc. (“L5 Capital”) dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the, Trichome Group’s business and assets.

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 Capital informed the Trichome Group that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Trichome Group terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Trichome Group’s business and assets, including the brands and other intellectual property owned by the Trichome Group.

Management’s Discussion and Analysis

Most recently, on March 9, 2023, the Court issued an order extending the Stay until April 21, 2023 in order to allow the Trichome Group to complete the orderly wound-down of its operations.

Pursuant to an order of the Court made on April 6,2023 in the CCAA Proceedings (the “Reverse Vesting Order”), the Court approved a share purchase agreement (the “Share Purchase Agreement”) dated March 28, 2023 among Trichome Financial Corp. (“Trichome” or the “Vendor”), 1000370759 Ontario Inc. (the “Purchaser”), Trichome JWC Acquisition Corp. (“TJAC”), Trichome Retail Corp. (“TRC”), MYM Nutraceuticals Inc. (“MYM”), MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (“Highland”, and collectively with TJAC, TRC, MYM and MYMB, the “Purchased Entities”). the Purchased Entities and its business and operations were sold to a party that is not related to the Company. Thus, the Company has exited operations in Canada and considers these operations discontinued. The Share Purchase Agreement is solely in respect of the Purchased Entities. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, will not be affected by it.

The Share Purchase Agreement contemplated a reverse vesting transaction pursuant to which Trichome agreed to sell to the Purchaser, and the Purchaser agreed to purchase, all of the issued and outstanding shares in the capital of TJAC and MYM owned by Trichome for a purchase price of $3,375 along with certain deferred consideration.  Pursuant to the Share Purchase Agreement and the Reverse Vesting Order, the Purchased Entities retained the Purchased Entities’ assets, contracts and liabilities (the “Assumed Liabilities”) specified in the Share Purchase Agreement free and clear of any claims other than the Assumed Liabilities, and all other assets (the “Excluded Assets”), contracts (the “Excluded Contracts”), and liabilities (the “Excluded Liabilities”) of the Purchased Assets were transferred to, and assumed by, five newly created corporations being 1000491916 Ontario Inc. ("TJAC Residual Co."), 1000492008 Ontario Inc. ("TRC Residual Co."), 1000491929 Ontario Inc. ("MYM Residual Co."), 1000492005 Ontario Inc. ("MYMB Residual Co.") and 1000492023 Ontario Inc. ("Highland Residual Co.", and collectively with TJAC Residual Co., TRC Residual Co., MYM Residual Co. and MYMB Residual Co., the “Residual Corporations”), the shares of which are owned directly or indirectly by Trichome.  The closing of the transactions contemplated by the Share Purchase Agreement occurred on April 6, 2023.

Management’s Discussion and Analysis

Trichome’s organizational structure pursuant to the Share Purchase Agreement is as follows:

Court materials filed in connection with Trichome's CCAA Proceedings can be found at: https://www.ksvadvisory.com/insolvency-cases/case/trichome.

Debt Settlement with L5 Capital

On May 8th, 2023, the Company announced that it has closed the securities for debt settlement transaction with L5 Capital (the “Debt Settlement”). Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 Units at a price of US$1.25 per Unit. Each Unit consists of one Common Share of the Company and one Common Share purchase Warrant. Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance. All securities issued are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation.

REVIEW OF FINANCIAL PERFORMANCE

FINANCIAL HIGHLIGHTS

Below is the analysis of the changes that occurred for the three months ended March 31, 2023, with further commentary provided below.

Management’s Discussion and Analysis

	For the Three months ended March 31		For the year ended December 31
	2023	2022	2022
Net Revenues*	$13,173	$13,001	$54,335
Gross profit before fair value impacts in cost of sales*	$3,887	$3,086	$11,291
Gross margin before fair value impacts in cost of sales (%)*	30%	24%	21%
Operating Loss*	$(2,973)	$(8,860)	$(30,791)
Net (loss) gain *	$43	$(7,082)	$(24,922)
(Loss) gain per share attributable to equity holders of the Company – Basic (in CAD)*	$0.03	$(0.08)	$(3.13)
(Loss) gain per share attributable to equity holders of the Company - Diluted (in CAD)*	$0.03	$(0.08)	$(3.81)

	For the Three months ended March 31		For the year ended December 31
	2023	2022	2022
Average net selling price of dried flower (per Gram)*	$6.59	$8.13	$7.12
Quantity harvested and trimmed (in Kilograms1)*	-	597	-
Quantity of dried flower sold (in Kilograms2)*	1,842	1,415	6,794

* From continuing operations

Notes:
1.	Including other cannabis products such as Concentrates, Kief, Hash and Pre-rolls.
2.	Harvested flowers, after trimming and ready for manufacturing.

The Overview of Financial Performance includes reference to “Gross Margin”, which is a non-IFRS financial measure that the Company defines as the difference between revenue and cost of revenues divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. For more information on non-IFRS financial measures, see the “Non-IFRS Financial Measures” and “Metrics and Non-IFRS Financial Measures” sections of the MD&A.

OPERATIONAL RESULTS

In each of the markets in which the Company operates, the Company must navigate evolving customer and patient trends in order to continue to be competitive with other suppliers of medical cannabis products.

Management’s Discussion and Analysis

The Company believes that there are several key factors creating tailwinds to facilitate further industry growth. In Israel, the number of licensed medical patients continues to increase and currently stands at 124,114 as of March 2023. This figure is expected to continue growing in the coming years and may further benefit from regulatory change liberalizing the cannabis market in Israel. Moreover, the acquisitions of the Israeli Pharmacies positions IM Cannabis as a large distributor of medical cannabis in Israel. As the Israeli cannabis market has become increasingly competitive, the ability to import premium cannabis from Canada is a key determinant of the Company’s success in Israel.

The German medical cannabis market has been slower to develop due to the difficulty in medical patients accessing prescriptions and insurance reimbursements. The Company has, however, seen an increase in the number of patients paying out-of-pocket for medical cannabis products in Germany, which the Company believes is supportive of its business plan as it relies less on the need for patient’s insurance coverage for re-imbursement.

The newly elected coalition government in Germany has endorsed the legalization of adult-use cannabis. While no specific legislation has yet been tabled and any implementation is expected to take time, the Company believes that Germany has the potential to be the second largest federally legal, adult-use market in the world.

The Company’s outlook in Germany is further supported by its focus on the cultivation and distribution of premium and ultra-premium cannabis products exclusively, which the Company believes to be in the greatest demand in all of its markets. In comparison to other markets, the Company faces less competition in Germany and therefore is less likely to face significant price competition.

The Company is focusing its resources on reinforcing and further pursuing growth opportunities in Israel, Germany and Europe, implementing a leaner organization strategy with the primary focus on achieving profitability in 2023.

Management’s Discussion and Analysis

REVENUES AND GROSS MARGINS

REVENUES

The revenues of the Group from continuing operations are primarily generated from sales of medical cannabis products to customers in Israel and Germany. The reportable geographical segments in which the Company operates are Israel and Germany.

For the  three months ended March 31:

	Israel		Germany		Adjustments		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Revenues	$12,081	$12,403	$1,092	$598	$-	$-	$13,173	$13,001
Segment loss	$(974)	$(6,621)	$(557)	$(1,028)	$-	$-	$(1,531)	$(7,649)
Unallocated corporate expenses	$-	$-	$-	$-	$(1,442)	$(1,211)	$(1,442)	$(1,211)
Total operating (loss)	$(974)	$(6,621)	$(557)	$(1,028)	$(1,442)	$(1,211)	$(2,973)	$(8,860)
Depreciation, amortization	$780	$407	$29	$62	$-	$-	$809	$469

The consolidated revenues of the Group from continuing operations for the three months ended March 31, 2023, were attributed to the sale of medical cannabis products in Israel and Germany.

●
Revenues for the three months ended March 31, 2023 and 2022 were $13,173 and $13,001, respectively, representing an increase of $172 or 1%. The increase in revenues is primarily attributed to the increase in the quantity of medical cannabis products sold, as well as from the higher average selling price per gram the Company realized from its portfolio of premium branded cannabis products in Israel. Additional increases were derived from the Company’s organic growth and related synergies in the areas where it operates.

●
Revenues from the Israeli operation were attributed to the sale of medical cannabis through the Company’s agreement with Focus Medical and the revenues from the Israeli Pharmacies the Company owns, mostly from cannabis products.

●	In Germany, Company revenues were attributed to the sale of medical cannabis through Adjupharm.
●
Total dried flower sold for the three months ended March 31, 2023, was 1,842kg at an average selling price of $6.59 per gram compared to 1,415kg for the same period in 2022 at an average selling price of $8.13 per gram, mainly attributable to the higher average selling price per gram the Company recognized through selling premium cannabis products.

COST OF REVENUES

Cost of revenues is comprised of purchase of raw materials and finished goods, salary expenses and import costs, production costs, product laboratory testing, shipping and sales related costs. Inventory is later expensed to the cost of sales when sold. Direct production costs are expensed through the cost of sales.

Management’s Discussion and Analysis

The cost of revenues from continuing operations for the three months ended March 31, 2023 and 2022 were $9,286 and $9,915, respectively, representing a decrease of $629 or 6%.

GROSS PROFIT

Gross profit from continuing operations for the three months ended March 31, 2023, and 2022 was $3,548 and $2,405, respectively, representing an increase of $1,143 or 48%.

Gross profit included losses from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold of $(339) and $(681) for the three months ended March 31, 2023, and 2022, respectively. Fair value adjustments were impacted primarily due to lower valuation to unrealized biological assets during the three months ended March 31, 2023.

In the year ended December 31, 2022, the impact of global inflation on the Company resulted in higher than usual operating costs, and in particular higher costs of raw materials, shipping and transport services and the cost of hiring skilled labor to ensure the Company remains on track with scheduled manufacturing and regulatory milestones. There is no assurance that inflation will not continue to have similar impacts on the Company’s operations in the following quarters of 2023.

EXPENSES

GENERAL AND ADMINISTRATIVE

General and administrative expenses from continuing operations for the three months ended March 31, 2023, and 2022 were $3,175 and $3,947, respectively, representing a decrease of $772 or 20%.

The decrease in the general and administrative expense is attributable mainly to salaries to employees. The general and administrative expenses are comprised mainly from salaries to employees in the amount of $693, professional fees in the amount of $1,218, depreciation and amortization in the amount of $216 and insurance costs in the amount of $506.

SELLING AND MARKETING

Selling and marketing expenses from continuing operations for the three months ended March 31, 2023, and 2022 were $2,805 and $2,461, respectively, representing an increase of $344 or 14%. The increase in the selling and marketing expenses was due mainly to the Company’s increased marketing efforts in Israel, and to the increase in cost is attributed to the rising distribution costs of the Company’s products.

RESTRUCTURING EXPENSES

On April 6, 2022, Focus Medical announced its decision, from March 30, 2022, to close the Focus Facility in Israel and therefore the Company recorded restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

On March 8, 2023, the Company announced its strategy plan in Israel of reorganization of the company's management and operations in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel by 20%-25% across all functions (including executives). Therefore, the Company recorded restructuring expenses for the three months ended March 31, 2023 related mainly to salaries to employees in the amount of $283.

Management’s Discussion and Analysis

SHARE-BASED COMPENSATION

Share-based compensation expense from continuing operations for the three months ended March 31, 2023, and 2022 was $258 and $1,110, respectively, representing a decrease of $852 or 77%. The decrease was mainly due to the cancellation of incentive stock options (“Options”) held by employees who no longer worked for the Company as well as to fair value adjustments to options held by Company’s consultants.

FINANCING

Financing income, net, for the three months ended March 31, 2023, and 2022 was $3,001 and $1,553, respectively, representing an increase of $1,448 or 93% in the financing income.

The change for the year was mainly due to the updated Company’s warrants valuation that was impacted by the Company’s decreased share price leading to financial income in the amount of $3,636 in the three months ended March 31, 2023.

NET INCOME/LOSS

Net (loss) gain for the three months ended March 31, 2023, and 2022 was $43 and $(10,741), respectively, representing a net loss decrease of $10,784 or 100%. The net loss decrease related to factors impacting net income described above, and loss from discontinued operations in the amount of ($3,659) recorded in the three month ended March 31, 2022 related to the discontinued operations in Canada.

NET INCOME (LOSS) PER SHARE BASIC AND DILUTED

Basic loss per share is calculated by dividing the net profit attributable to holders of Common Shares by the weighted average number of Common Shares outstanding during the period. Diluted profit per Common Share is calculated by adjusting the earnings and number of Common Shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of Common Shares used as the denominator in calculating diluted profit per Common Share excludes unissued Common Shares related to Options as they are antidilutive. Basic and Diluted Loss per Common Share from continuing operations for the three months ended March 31, 2023, and 2022 were $0.03 and $(0.08) per Common Share, respectively.

TOTAL ASSETS

Total assets as at March 31, 2023 were $56,791, compared to $60,676 as at December 31, 2022, representing a decrease of $3,885 or 6%. This decrease was primarily due to the reduction of cash and cash equivalents in the amount of $1,030 and reduction of trade receivables of $2,457. Additional decrease is attributed to the effect of translation of items denominated in NIS in the Company’s balance sheet.

INVESTMENT IN XINTEZA

On December 26, 2019, IMC Holdings entered into a share purchase agreement with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, whereby the Company acquired, on an as-converted and fully diluted basis, 25.37% of Xinteza’s outstanding share capital, for consideration of US$1,700 (approximately $2,165 as of December 31, 2021) paid in several installments (the “Xinteza SPA”). As of March 31, 2023, the Company has paid all outstanding installments pertaining to the Xinteza SPA and currently holds 23.35% of the outstanding share capital of Xinteza on an as-converted and fully diluted basis. On February 24, 2022, IMC Holdings entered into a simple agreement for future equity with Xinteza, under which IMC Holdings paid US$100 (approximately $125), in exchange for the right to certain shares of Xinteza.

Management’s Discussion and Analysis

TOTAL LIABILITIES

Total liabilities as of March 31, 2023, were $32,240, compared to $36,879 at December 31, 2022, representing an decrease of $4,639 or 13%. The decrease was mainly due to the reduction in trade payables in the amount of $6,072, a decrease of $1,289 in bank loans, offset by increase in fair value of warrants in the amount of $3,390. Additional decrease is attributed to the effect of translation of items denominated in NIS in the Company’s balance sheet.

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended March 31, 2023, the Company recorded revenues of $13,173. In addition, Company collected $nil in proceeds from the exercises of Options.

The Company can face liquidity fluctuations from time to time, resulting from delays in sales and slow inventory movements.

In January 2022, Focus entered the Mizrahi Facility. The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5%. As of March 31, 2023, Focus did not meet certain covenants under the Mizrahi Facility. The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the Mizrahi Facility to remain effective. As of March 31, 2022 Focus withdrew $3,764.

On August 24, 2022, the Company announced that it closed the first tranche of the 2022 Private Placement, consisting of 488,749 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$2,444.

On October 5, 2022, the Company announced that it closed the second tranche of the 2022 Private Placement, consisting of 111,250 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$556 and increasing the total amount raised from the Private Placement to US$3,000.

Between January 16, 2023 to February 16, 2023, the Company completed the LIFE Offering, comprised of an aggregate of 2,828,248 Units issued and sold under the Life Offering for an aggregate gross proceeds of US$3,535, such amount exclusive of 131,700 Units issued to a director of the Company as part of the LIFE Offering whose subscription price was satisfied by the settlement of US$164 in debt owed by the Company to the director.

Concurrently, the Company completed the Concurrent Offering, comprised of an aggregate of 2,317,171 Units issued and sold under the Concurrent Offering for aggregate gross proceeds of US$2,896.

Management’s Discussion and Analysis

As of March 31, 2023, the Group's cash and cash equivalents totaled $1,419 and the Group's working capital from continuing operations (current assets less current liabilities) amounted to $3,593. In the three months ended March 31, 2023, the Group had an operating loss from continuing operation of ($2,973) and negative cash flows from operating activities of ($6,061).

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022 and in March 2023. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

As of March 31, 2023, the Group’s financial liabilities consisted of accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position on March 31, 2023, management considers liquidity risk to be moderate.

As of March 31, 2023, the Group has identified the following liquidity risks related to financial liabilities (undiscounted):

	Less than one year	1 to 5 years	6 to 10 years	> 10 years
Contractual Obligations	$9,843	$3,363	$-	$-

The maturity profile of the Company’s other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of March 31, 2023, are less than one year.

	Payments Due by Period
Contractual Obligations	Total	Less than one year	1 to 3 years	4 to 5 years	After 5 years
Debt	$8,350	$7,957	$393	$-	$-
Finance Lease Obligations	$4,856	$1,886	$2,155	$815	$-
Total Contractual Obligations	$13,206	$9,843	$2,548	$815	$-

The Annual Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Annual Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Management’s Discussion and Analysis

SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value 13,389,551 of which were issued and outstanding as at the date hereof. The Common Shares confer upon their holders the right to participate in the general meeting with each Common Share carrying the right to one vote on all matters. The Common Shares also allow holders to receive dividends if and when declared and to participate in the distribution of surplus assets in the case of liquidation of the Company.

OTHER SECURITIES

As of March 31, 2023, the Company also has the following outstanding securities which are convertible into, or exercisable or exchangeable for, voting or equity securities of the Company: 449,826 Options, 55,000 restricted share units and 18,261 2019 Broker Compensation Options (as defined below), 294,348 2021 Offered Warrants (as defined below) and 5,277,119 2023 LIFE Offering Warrants.

FINANCIAL BACKGROUND

On October 11, 2019, the Company completed the Reverse Takeover Transaction, effected by way of a “triangular merger” between the Company, IMC Holdings and a wholly owned subsidiary of the Company pursuant to Israeli statutory law.

In connection with the Reverse Takeover Transaction, the Company completed a private placement offering of 19,460,527 subscription receipts (each a “Subscription Receipt”) on a pre-2021 Share Consolidation basis (as defined below) of a wholly owned subsidiary of the Company at a price of $1.05 per Subscription Receipt for aggregate gross proceeds of $20,433. Upon completion of the Reverse Takeover Transaction, each Subscription Receipt was exchanged for one unit comprised of one (1) common share and one-half of one (1/2) warrant (each whole warrant, a “2019 Listed Warrant”). Each 2019 Listed Warrant was exercisable for one Common Share at an exercise price of $1.30 until October 11, 2021. A total of 9,730,258 2019 Listed Warrants were issued and listed for trading on the CSE under the ticker “IMCC.WT”. The 2019 Listed Warrants expired on October 11, 2021.

The Company also issued to the agent who acted on its behalf in connection with the Reverse Takeover Transaction, a total of 1,199,326 2019 Broker Compensation Options (the “2019 Broker Compensation Options”). Following the 2021 Share Consolidation, the 2019 Broker Compensation Options were adjusted to require four 2019 Broker Compensation Options to be exercised for one underlying unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one Common Share purchase warrant (the “2019 Unlisted Warrants”). Following the 2021 Share Consolidation, the 2019 Unlisted Warrants were adjusted to require four 2019 Unlisted Warrants to be exercised for one Common Share at an adjusted exercise price of $5.20. The 2019 Broker Compensation Options and the 2019 Unlisted Warrants expired on August 2022.

On February 12, 2021, the Company consolidated all of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the “2021 Share Consolidation”) to meet the NASDAQ minimum share price requirement.

Management’s Discussion and Analysis

On November 17, 2022, the Company completed a second share consolidation (the “2022 Share Consolidation”) by consolidating all its issued and outstanding Common Shares on the basis of one (1) post-Consolidation Common Share for each ten (10) pre-Consolidation Common Shares.

On May 7, 2021, the Company completed an offering (the “2021 Offering”) for a total of 6,086,956 Common Shares and 3,043,478 Common Share purchase warrants (the “2021 Offered Warrants”). Following the 2022 Share Consolidation , the 2021 Offered Warrant were adjusted to require the (10) 2021 Offered Warrant to be exercised for one (1) Common Share at an adjusted exercise price of US$72 for a term of 5 years from the date of closing of the 2021 Offering. On November 17, 2022, a shareholder who had participated in the 2021 Offering surrendered his Warrant Certificate of 10,000 Warrant Shares and declared that he has no rights associated with the underlying shares of the Warrant Certificate.

The Company also issued a total of 182,609 broker compensation options (the “2021 Broker Compensation Options”) to the agents who acted on its behalf in connection with the 2021 Offering. Following the 2022 Share Consolidation, the 2021 Broker Compensation Option were adjusted to require the (10) 2021 Broker Compensation Options for one (1) Common Share at an adjusted exercise price of US$66.1, at any time following November 5, 2021 until November 5, 2024. There are 182,609 2021 Broker Compensation Options outstanding.

As of March 31, 2023, and December 31, 2022, there were 5,571,468 and 304,348 warrants outstanding, respectively, re-measured by the Company, using the Black-Scholes pricing model, in the amount of $3,398 and $8, respectively. For the three months ended March 31, 2023, and 2022, the Company recognized a revaluation gain in the consolidated statement of profit or loss and other comprehensive income, of $3,636 and $2,675, in which the unrealized gain is included in finance income.

Management’s Discussion and Analysis

OPERATING, FINANCING AND INVESTING ACTIVITIES

The following table highlights the Company’s cash flow activities for the three months ended March 31, 2023 and 2022, and for the year ended December 31, 2022:

	For the three months ended March 31,		For the year ended December 31,
Net cash provided by (used in):	2023	2022	2022
Operating activities	$(6,061)	$(8,131)	$(12,340)
Investing activities	$(467)	$151	$(793)
Financing activities	$6,557	$4,627	$6,612
Effect of foreign exchange	$(1,059)	$824	$(2,168)
Increase (Decrease) in cash	$(1,030)	$(2,529)	$(8,689)

Operating activities from continuing operations used cash of $6,061 and $8,131 for the three months ended March 31, 2023, and 2022, respectively. This variance is primarily due to increase in the business activities of the Company including corporate expenses for salaries, professional fees and marketing expenses in Israel and Germany and related to the corporate activities in Canada.

Investing activities from continuing operations used cash of ($467) and cash provided of $151 for the three months ended March 31, 2023, and 2022, respectively. increase derived mainly from repayment of loan receivable in the amount of $350 in 2022.

Financing activities from continuing operations provided cash of $6,557 and $4,627 for the three months ended March 31, 2023, and 2022, respectively. majority of the increase derived from issuance of share capital and warrants in the amount of $7,852, set of by receipt of bank loan in the amount of $6,047 in 2022.

SELECTED ANNUAL INFORMATION – CONTINUING OPERATIONS

For the year ended	December 31, 2022	December 31, 2021	December 31, 2020
Revenues	$54,335	$34,053	$15,890
Net Loss	$(24,922)	$(664)	$(28,734)
Basic net income (Loss) per share:	$(3.13)	$0.02	$(1.86)
Diluted net income (Loss) per share:	$(3.81)	$(3.62)	$(1.86)
Total assets	$60,676	$129,066	$38,116
Total non-current liabilities	$3,060	$21,354	$19,237

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

For the three months ended	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Revenues	$13,173	$14,461	$14,170	$12,703
Net Loss	$43	$(9,651)	$(4,532)	$(3,736)
Basic net income (Loss) per share:	$0.03	$(1.32)	$(0.06)	$(0.27)
Diluted net loss per share:	$0.03	$(1.28)	$(0.06)	$(0.30)

For the three months ended	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Revenues	$13,001	$9,912	$8,040	$8,591
Net income (Loss)	$(7,081)	$(8,363)	$828	$1,332
Basic net income (Loss) per share:	$(0.14)	$(0.19)	$(0.06)	$(0.10)
Diluted net income (Loss) per share:	$(0.14)	$(0.19)	$(0.06)	$(0.22)

The Company has consistently increased its revenues on a quarterly basis as a result of the Group’s acquisition strategy and its organic growth. In 2023 the Company’s primary goal is to achieve sustainable revenue increase and accelerating profitability by managing costs and margins.  While revenues increased, net income (loss) from continuing operations was effected by the Company’s rapid growth which included acquisitions fees, integration costs, costs related to the Company’s listing and offerings and cost of restructurings.

METRICS AND NON-IFRS FINANCIAL MEASURES

This MD&A makes reference to “Gross Margin”, “EBITDA”, and “Adjusted EBITDA”. These financial measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Management defines Gross Margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. Management defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. Management believes that Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-recurring or non-cash items. The closest IFRS metric to EBITDA and Adjusted EBITDA is “operating loss”.

Management’s Discussion and Analysis

The non-IFRS financial measures can provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. These financial measures are metrics that have been adjusted from the IFRS statements in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry. However, other companies in our industry may calculate this measure differently, limiting their usefulness as comparative measures.

Our management also uses these non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. As required by Canadian securities laws, we reconcile these non-IFRS financial measures to the most comparable IFRS measures.

GROSS MARGIN

Three months ended	March 31, 2023	March 31, 2022

Net Revenue	$13,173	$13,001
Cost of sales	$9,286	$9,915
Gross profit before FV adjustments	$3,887	$3,086
Gross margin before FV adjustments (Non-IFRS)	30%	24%

Management’s Discussion and Analysis

EBITDA AND ADJUSTED EBITDA FROM CONTINUING OPERATIONS

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2022
Operating Loss	$(2,973)	$(8,860)	$(30,791)
Add: Depreciation & Amortization	$809	$469	$2,815
EBITDA (Non-IFRS)	$(2,164)	$(8,391)	$(27,976)
Add: IFRS Biological assets fair value adjustments, net (1)	$339	$681	$2,129
Add: Share-based payments	$258	$1,110	$2,637
Add: Restructuring cost (2)	$283	$3,747	$4,383
Add: Other non-recurring costs (3)	$-	$-	$7,336
Adjusted EBITDA (Non-IFRS)	$(1,284)	$(2,853)	$(11,491)

Notes:
1.	Losses from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory. See “Cost of Revenues” section of the MD&A.
2.	Costs attributable to the Israel Restructuring and closure of Sde Averaham Farm in 2022, and to Israel reorganization plan of the company’s management and operations in 2023.
3.	Mainly fair value adjustment of the Company’s purchase option to acquire a pharmacy. See ”Subsequent Events – Panaxia Transaction Update” of the 2022 MD&A.

The Company’s Adjusted EBITDA loss for the three months ended March 31, 2023, was reduced, and improved primarily due to improved performance of the Company’s operational and general and administrative expenses such as the restructuring plans, cost efficiencies from synergies and other corporate expenses reduction from continuing operations.

CONTINGENT LIABILITIES AND COMMITMENTS

RENTAL LIABILITIES

The table below summarizes the maturity profile of the Group’s lease liabilities based on contractual undiscounted payments (including interest payments):

March 31, 2023:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$1,886	$2,970	$-	$-

December 31, 2022:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$628	$1,047	$641	$461

The maturity profile of the Company’s other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of March 31, 2023 and 2022, are less than one year.

Management’s Discussion and Analysis

LITIGATION AND REGULATORY PROCEEDINGS

CLASS ACTION T.Z. 35676-08-19 TEL AVIV - JAFFA DISTRICT COURTS

On August 19, 2019, a cannabis consumer (the “Applicant”) filed a motion for approval of a class action to Tel Aviv - Jaffa District Court (the “Motion”) against 17 companies (the “Parties”) operating in the field of medical cannabis in Israel, including Focus. The Applicant’s argument is that the Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 15,585 and the total amount of the class action suit is estimated at NIS 685,740,000. On June 2, 2020, the Parties submitted their response to the Motion. The Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020, the Applicant submitted his response to the Parties’ response. On July 5, 2020, the Applicant was absent from the hearing. As a result, on July 23, 2020, the Parties filed an application for a ruling of expenses which received a response from the Applicant on August 12, 2020, asking to decline this request. On September 29, 2020, the court ruled that the Applicant would pay the Parties’ expenses amount of NIS 750. On July 14, 2021, a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations. On November 3, 2021, the court ruled the Parties will file an update regarding the mediation procedure in 30 days. The parties conducted unsuccessful negotiations. On March 14, 2022, the Applicant filed a request to amend the Motion (the “Applicant’s Request for Amendment”) and the judge disqualified herself from hearing the case. As a result, the case was redirected. On June 21, 2022, the Parties filed a response to the Applicant’s Request for Amendment. On September 12, 2022, the court ruled on the Applicant’s Request for Amendment and accepted the Applicant’s request to clarify its claims regarding product labeling, while rejecting the Applicant’s other requests. On November 27, 2023, the Applicant submitted an amended application for approval of the motion, and the Parties’ response was submitted on February 8, 2023. On March 16, 2023, the Parties submitted its deposition, and the Applicant submitted its response to the Parties respond from February 8, 2023. On April 20, 2023, the Parties submitted a request to delete new evidence and clauses from the applicant respond. On April 27, 2023, a preliminary was held .

Due to the current preliminary state of the litigation process and based on the opinion of legal counsel to Focus, the Company’s management believes that it is not reasonably possible to assess the outcome of the proceeding.

PLANNING AND CONSTRUCTION 66813-06-21 BEER SHEVA MAGISTRATE COURT

On July 11, 2021, the Company was informed that on June 30, 2021, a claim was filed to Beer Sheva Magistrate Court, by the municipal committee presiding over planning and construction in southern Israel against Focus, Focus’ directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating to the Focus Facility (the “Construction Proceedings”).

On December 6, 2021, the defendants filed a motion request for dismissal the indictment on the ground of defense of justice. The municipal committee filed its response and after that the defendants filed a response to the municipal committee’s response. As of the date of this letter no decision has yet been made on the application.

A hearing was initially set to December 1, 2021, but postponed several times in order to allow the parties to negotiate towards a resolution. The hearing is set June 22, 2023. A draft agreement between the parties sent by the defendant to the municipal committee in order for it to be sent to the state attorney’s office for their comments, which once obtained, will be filed with the Court for its approval. The Court is not obligated to approve the agreement between the parties, if obtained.

Management’s Discussion and Analysis

At this stage, based on the opinion of Focus’ legal counsel, Company management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings.

COVID-19 TEST KITS CLAIM, DISTRICT COURT OF STUTTGART

On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately EUR 947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021. In January 2022, Stroakmont & Atton filed its statement of defence to the Stuttgart Court in which they essentially stated two main arguments for their defense:

1.	that the contractual partner of the Company is not the defendant, Stroakmont & Atton is not the real purchaser rather a company named Uniclaro GmbH.

2.
that the Company allegedly placed an order with Uniclaro GmbH for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro GmbH claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene COVID-19 tests in the total amount of EUR 941,897.20. Uniclaro GmbH has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company’s claim.

On March 22, 2022, Adjupharm filed a response to Stroakmont & Atton’s statement of defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for both allegations lie with the opponents and they offered evidences to the court in the form of testimony from certain witnesses. If the opponents succeed in proving both allegations to the court, the chances of winning the lawsuit will be considerably reduced. However, it will not be easy for the opponents to present evidence of these allegations.

On May 27, 2022, the conciliation hearing and main hearing were held. The Stuttgart Court ruled that the Company shall submit another writ by August 29, 2022. The Stuttgart Court also scheduled a pronouncement date for September 7, 2022, when the Stuttgart Court will enter a judgement or hold an evidentiary hearing with witnesses. Following the pronouncement date on September 7, 2022, an evidentiary hearing with witnesses was held on two occasions, January 11, 2023, where witnesses on behalf of Adjupharm testified, and on February 22, 2023, witnesses on behalf of Stroakmont & Atton testified.

The court provided the parties a deadline until March 24 2023, to evaluate the testimonies of the witnesses and to deliver to the court a summary of the factual and legal situation after the court hearings. The court will announce its decision for further proceedings or its judgment on April 5, 2023.

On April 3, 2023, Stuttgart Court announced its decision (the "Judgment") and sentenced Stroakmont & Atton to pay to Adjupharm EUR 947,563.68 plus interest in the amount of 5 percentage points above the German basis rate since May 8, 2021. In addition, Stroakmont & Atton was sentences to pay Adjupharm EUR 6,551.20 plus interest at 5 percentage points above the German basis rate since December 14, 2021.

Management’s Discussion and Analysis

The directors of Stroakmont, Mr. Simic and Mr. Lapeschi, were not sentenced and in this respect, the claim was dismissed against them in their personal capacity. Adjupharm shall pay 2/3 of the Stuttgart Court costs and the out-of-court costs of Mr. Simic and Mr. Lapeschi. Stroakmont shall bear 1/3 of the Stuttgart Court costs and 1/3 of the out-of-court costs of Adjupharm. The remaining out-of-court costs shall be borne by each party.

The Judgment is not yet final and therefore cannot be enforced. On May 5, 2023, Adjupharm and Stroakmont & Atton, each has lodged an appeal with the Stuttgart Court (the "Appeals") regarding the Judgment.

At this stage, the Company management cannot assess its ability to collect the payment awarded in the Judgment and the chances of the claim advancing or the potential outcome of the Appeal.

UNICLARO GMBH VS. ADJUPHARM

On December 22, 2022, Uniclaro GmbH filed a statement of claim against Adjupharm with the district court in Hamburg. According to the statement of claim, Uniclaro GmbH is (“Uniclaro”) claiming the purchase price for 300,000 Covid-19 rapid tests in the total amount of EUR 1,046,010 (including VAT) in exchange for 300,000 Covid-19 rapid tests which Uniclaro has in its storage.

Uniclaro alleges in this lawsuit that Adjupharm placed an order for 4.3 million Covid-19 rapid tests of the brand "Clongene". Furthermore, Uniclaro claims that the order was placed verbally on 23.03.2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for the remaining amount (which they did not specify).

According to Uniclaro's statement of claim the lawsuit does not concern the same purchase price and the same Covid-1 9 rapid tests as in the Stroakmont & Atton Claim mentioned above. On 23 February 2023, the Company provided its statement of defense to the court. The statement of defense contains similar arguments to reject the allegations in this respect as in the court proceedings in Stuttgart about the counterclaims. As a next step, Uniclaro is allowed to respond to the Company's statement of defense.
At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of these proceedings.

PROCEEDINGS UNDER CCAA

See “Corporate Highlights and Events – Key Highlights for the quarter ended March 31, 2023” for a summary of the CCAA Proceedings.

Court materials filed in connection with Trichome's CCAA Proceedings can be found at https://www.ksvadvisory.com/insolvency-cases/case/trichome.

OFF-BALANCE SHEET ARRANGEMENTS

IM Cannabis had no off-balance sheet arrangements as of March 31, 2023.

Management’s Discussion and Analysis

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties mainly includes compensation for management services and bonus in the ordinary course of business and short-term lease payments.

•
Under the Focus Agreement (as defined below), IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus Medical at its sole discretion and in accordance with Israeli cannabis regulations. See “Legal and Regulatory – Restructuring” section of the MD&A.

•
The Company is a party to Indemnification Agreement with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction.

•
On January 16, 2023, the Company announced the closing of the first tranche of the Concurrent Offering comprised of an aggregate of 1,159,999 Units for aggregate gross proceeds of US$1,500. The Units under the first tranche of the Concurrent Offering were issued and sold to insiders of the Company, including CEO and a director of the Company.

•
On January 20, 2023, the Company closed the second tranche of the LIFE Offering comprised of 102,152 Units for an aggregate subscription price of approximately US$128. The second tranche of the LIFE Offering was comprised of a single subscription by a non-independent director of the Company whose subscription price was satisfied by the settlement of approximately US$128 in debt owed by the Company to the non-independent director for certain consulting services previously rendered to the Company.

•
On February 16, 2023, the Company closed the fifth and final tranche of the LIFE Offering. A non-independent director of the Company subscribed for 29,548 Units in the fifth tranche at an aggregate subscription price of US$36,935. The non-independent director’s subscription price was satisfied by the settlement of US$37 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

The participation by Company’s insiders in each of the Concurrent Offering and the LIFE Offering constituted “related party transactions” pursuant to MI 61-101. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the insiders’ participation in the Concurrent Offering and the LIFE Offering, as applicable, was below 25% of the Company’s market capitalization for the purposes of MI 61-101 (“Related Party Transactions Exemption”).

•
On April 28, 2023, the Company has agreed to a securities for debt settlement transaction with L5 Capital, a company wholly-owned and controlled by Marc Lustig, the executive chairman and a director of the Company. Pursuant to the Debt Settlement, the Company has settle outstanding indebtedness of $838 (approximately US$615using the Bank of Canada daily exchange rate for April 26, 2023) through the issuance of 492,492 units at a price of US$1.25 per Unit. Each Unit consists of one Common Share of the Company and one Common Share purchase Warrant. Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. All securities issued are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation. Closing of the Debt Settlement occurred on May 8, 2023. The Debt Settlement is relied a Related Party Transactions Exemption.

Management’s Discussion and Analysis

Other than the aforesaid transactions noted above, the Company had no other transactions with related parties outside of the Group except those pertaining to transactions with key management personnel and shareholders in the ordinary course of their employment or directorship. Transactions with related parties for the sale of Focus Medical due to the restructuring process were adjusted in the Company’s consolidated financial statements following the application of IFRS 10. See the “Legal and Regulatory – Restructuring” section of the MD&A.

PROPOSED TRANSACTIONS

There are no proposed transactions as at the date of this MD&A that have not been disclosed.

CRITICAL ACCOUNTING ESTIMATES

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

JUDGMENTS

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Discount rate for a lease liability

When the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Group uses an incremental borrowing rate. That rate represents the rate of interest that the Group would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Group determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract's conditions and restrictions. In certain situations, the Group is assisted by an external valuation expert in determining the incremental borrowing rate.

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Management’s Discussion and Analysis

ASSESSMENT OF GOING CONCERN

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022 and in the first quarter of 2023. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures. On March 8, 2023, the Company announced its strategy plan in Israel of reorganization of the company's management and operations in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel by 20%-25% across all functions (including executives). All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

BIOLOGICAL ASSETS AND INVENTORY

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Group must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

BUSINESS COMBINATIONS

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Management’s Discussion and Analysis

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND FINITE LIFE INTANGIBLE ASSETS

The Company assesses impairment of property, plant and equipment and finite life intangible assets when an impairment indicator arises (e.g., change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

IMPAIRMENT OF INTANGIBLE ASSETS WITH INDEFINITE LIFE AND GOODWILL

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment. Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior period. Impairment losses on goodwill are not subsequently reversed.

LEGAL CLAIMS

In estimating the likelihood of legal claims filed against the Group entities, the Group management rely on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

Management’s Discussion and Analysis

DEFERRED TAX ASSETS

Deferred tax assets are recognized for unused carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

VALUATION OF LOANS RECEIVABLE

For loans receivable measured at amortized cost or at Fair Value Through Profit or Loss (“FVTPL”) under IFRS 9 Financial Instruments (“IFRS 9”), judgment is used by the Company in determining the fair value of the loan at inception of the lending arrangement and at each reporting period. The fair value of the loan at any given point in time is calculated based on the present value of estimated future loan payments, discounted using an interest rate that would be charged by another market participant for a financing arrangement with similar characteristics. Judgment is used by the Company in determining what the interest rate would be for sourcing a similar financing arrangement in the market. This can lead to material fair value gains or losses on loans held at FVTPL.

LOSS OF CONTROL OF SUBSIDIARY

On November 7, 2022, Trichome filed a petition with the Court for CCAA Proceedings in order to restructure its business and financial affairs. See “Corporate Highlights and Events – Key Highlights for the quarter ended March 31, 2023” for a summary of the CCAA Proceedings.

Management applied judgement in assessing whether this event represented a loss of control of Trichome. On filing of CCAA, which included the a request for an order to approve a sale and investment solicitation process and to approve a stalking horse agreement of purchase and sale, management concluded that the Company ceased to have the power to direct the relevant activity of Trichome because substantive rights were granted to other parties through the CCAA Proceedings that restricted the decision making ability of the Company to the extent that the Company was unable to demonstrate power over Trichome. As a result, the Company accounted for a loss in control and Trichome was deconsolidated on November 17, 2022.

Pursuant to a Reverse Vesting Order of the Court made on April 6, 2023, the Court approved a Share Purchase Agreement  dated March 28, 2023 Trichome the Purchaser, and the Purchased Entities.

The Share Purchase Agreement contemplated a reverse vesting transaction pursuant to which Trichome agreed to sell to the Purchaser, and the Purchaser agreed to purchase, all of the issued and outstanding shares in the capital of TJAC and MYM owned by Trichome for a purchase price of $3,375 along with certain deferred consideration.  Pursuant to the Share Purchase Agreement and the Reverse Vesting Order, the Purchased Entities retained the Purchased Entities’ assets, contracts and liabilities  specified in the Share Purchase Agreement free and clear of any claims other than Assumed Liabilities, and all other Excluded assets , Excluded contracts , and Excluded liabilities  of the Purchased Assets were transferred to, and assumed by the Residual Corporations, the shares of which are owned directly or indirectly by Trichome.  The closing of the transactions contemplated by the Share Purchase Agreement occurred on April 6. 2023.

As a result of the transactions contemplated by the Share Purchase Agreement, the corporate structure of IM Cannabis has changed since the Purchased Entities were sold and the Residual Corporations were incorporated under Trichome (whether directly or as subsidiaries of the Purchased Entities and their shares were then Excluded Assets).

Management’s Discussion and Analysis

DERECOGNITION AND MODIFICATION OF LOANS RECEIVABLE

The Company uses its judgment in determining whether the change in the terms of the lending arrangement qualifies as a derecognition of the loan or a modification of the loan under IFRS 9. Depending on the Company’s judgment, the manner in which the loan is treated, be it a modification or a settlement, can result in materially different results in interest revenue or other income. If there is a modification in a lending arrangement subsequent to initial recognition, the Company also reassesses the need to modify the expected credit loss associated with the loan.

SHARE-BASED PAYMENTS

The Company uses the Black-Scholes option pricing model in determining the fair value of Options issued to employees. In estimating fair value, the Company is required to make certain assumptions and estimates such as the expected life of the options, volatility of the Company’s future share price, the risk-free rate, future dividend yields and estimated forfeiture rates at the initial grant date.

ESTIMATED USEFUL LIVES AND DEPRECIATION/AMORTIZATION OF PROPERTY AND EQUIPMENT, AS WELL AS INTANGIBLE ASSETS

Depreciation and amortization of property and equipment, as well as intangible assets, are dependent upon estimated useful lives which are determined through the exercise of judgment. Estimated useful lives are assessed at the end of each reporting period for any changes in the expected life of the asset and consumption of economic benefits from the use of the asset. Amortization as well as depreciation commences when the asset is first put into use. The expected life of any intangible assets with a finite life are assessed at the end of each reporting period.

LEASES

Judgment is used in determining the value of the Company’s right-of-use assets and lease liabilities. The value determined for the Company’s right-of-use assets and lease liabilities can be materially different based on the discount rate selected to present value the future lease payments as well as the likelihood of the Company exercising extensions, termination, and/or purchase options. The discount rate used to present value the future lease payments over the life of the lease is based on the Company’s incremental borrowing rate at inception of the lease. This rate is determined by the Company using judgment.

In determining the value of the Company’s right-of-use assets and lease liabilities, the Company assesses future business plans to determine whether to include certain extension options noted in the lease agreement.

If there is no interest rate implicit in the lease agreement, the Company uses a discount rate that would be charged to a similar borrower, with similar risk characteristics, in a mortgage loan to purchase the leased facility. This discount rate is used to present value the future lease payments in determining the right-of-use asset and lease liability values at inception of the leases.

DETERMINING THE FAIR VALUE OF AN UNQUOTED FINANCIAL ASSETS AND LIABILITIES

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets.

Management’s Discussion and Analysis

REVENUE RECOGNITION

Under IFRS 15 Revenue from Contracts with Customers, judgment is required in recognizing revenue when variable consideration is present in a contract. In certain supply agreements, the Company stands ready to accept returns on cannabis sales, indicating the possibility of variable consideration.

Judgment is used by the Company in determining which of the above two methods of revenue recognition should be used when recognizing revenue from cannabis sales. Moreover, estimates are used by the Company in determining the amount of revenue to recognize upon delivery and acceptance of cannabis inventory to a customer.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company’s significant accounting policies under IFRS are contained in Note 2 of the Annual Condensed Consolidated Financial Statements as of December 31, 2022. Certain of these policies involve critical accounting estimates as they require management to make particularly subjective or complex judgments, estimates and assumptions about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

The following new accounting standards applied or adopted during the three months ended March 31, 2023, had impact on the Interim Financial Statements:

a.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

b.	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (the "Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

Management’s Discussion and Analysis

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

c.	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" (the "Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on or after January 1, 2023. Early application is permitted.

FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Warrants liability[1]	Black & Scholes model (Level 3 category)
Investment in affiliates	Market comparable (Level 3 category)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)
Loans receivable	Amortized cost (effective interest method)
Trade payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

Note:
1.
Finance expense (income) include fair value adjustment of warrants, investments, and derivative assets measured at fair value, for the three months ended March 31, 2023 and 2022, amounted to $172 and $(2,675), respectively.

Management’s Discussion and Analysis

The warrants fair value for March 31, 2023 was measured using the Black & Scholes model with the following key assumptions:

	Issuing date
	February 2023	May 2021

Expected volatility	133%	133%
Share price (Canadian Dollar)	0.976	0.976
Expected life (in years)	2.836	3.096
Risk-free interest rate	0.85%	0.85%
Expected dividend yield	0%	0%
Fair value:
Per Warrant (Canadian Dollar)	$0.621	$0.412
Total Warrants (Canadian Dollar in thousands)	$3,277	$121

The Group’s exposure to risk for its use of financial instruments are discussed in the Risk Factors.

PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of the Company’s disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) is the responsibility of management.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

●	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

●	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

●	receipts and expenditures are only being made in accordance with authorizations of management or the Board; and

●	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial instruments.

Management’s Discussion and Analysis

NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining DC&P and ICFR for the Company and have concluded that as at December 31, 2022, those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

The Company maintains a set of DC&P designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DC&P was completed as of December 31, 2022 under the supervision and with the participation of management, including our CEO and CFO using the criteria set forth in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, our CEO and CFO concluded that as at December 31, 2022, the Company’s DC&P and ICFR were effective.

There have been no changes to the Company’s ICFR during the twelve months ended March 31, 2023 that have materially affected, or are likely to materially affect, the Company’s ICFR.

LIMITATIONS OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating controls and procedures.

LIMITATION ON SCOPE OF DESIGN

In accordance with Section 3.3 of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Company has limited the design of its DC&P and ICFR to exclude the controls, policies and procedures of Oranim Plus (the “Excluded Entity”), acquired by the Company or by one of it subsidiaries within 365 days of the end of the period ended December 31, 2022.

As of March 31, 2023, the Company has implemented its DC&P AND ICFR in all of its subsidiaries.

LEGAL AND REGULATORY

RESTRUCTURING

Current Israeli law requires prior approval by the IMCA, a unit of the MOH, of the identity of any shareholder owning 5% or more of an Israeli company licensed by the IMCA to engage in cannabis-related activities in Israel. For a number of reasons, including the opportunity to leverage a network of multiple Israeli licensed producers cultivating under the IMC brand, and in contemplation of a “go-public transaction” to geographically diversify the Company’s share ownership, IMC Holdings restructured its organization on April 2, 2019 (the “IMC Restructuring”) resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus, which is licensed by the IMCA to engage in cannabis-related activity in Israel.

Management’s Discussion and Analysis

IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus Medical at its sole discretion and in accordance with Israeli cannabis regulations, within 10 years of the date of the IMC Restructuring (the “Focus Agreement”). The Focus Agreement sets an aggregate exercise price equal to NIS 765.67 per share of Focus Medical for a total consideration of NIS 2,756,500, that being equal to the price paid by Messrs. Shuster and Gabay for the acquired interests in Focus Medical at the time of the IMC Restructuring.

As part of the IMC Restructuring, on April 2, 2019, IMC Holdings and Focus Medical entered into an agreement, as amended on January 1, 2021 (the “IP Agreement”), which provides for Focus Medical’s obligation to use the IMC brand for the sale of any cannabis plant and/or cannabis product produced by Focus, either alone or together with other sub-contractors engaged by Focus Medical through the IP Agreement.

Focus Medical is also obligated through a services agreement, as amended on January 1, 2021, (the “Services Agreement”) to use IMC Holdings for certain management and consulting services including: (a) business development services; (b) marketing services; (c) strategic advisory services; (d) locating potential collaborations on a worldwide basis; and (e) financial analysis services through the Services Agreement.

Under the IP Agreement, the parties apply an arm’s length royalty as a percentage of the licensees’ net revenues, on a quarterly basis in accordance with a transfer pricing analysis to be updated from time to time, as consideration for Focus’ use of IMC Holdings’ intellectual property.

Under the Services Agreement, the Parties apply an arm’s length markup on total costs, on a quarterly basis, in accordance with a transfer pricing analysis to be updated from time to time, as consideration for the provision of such services.

Subsequent to the IMC Restructuring, according to accounting criteria in IFRS 10, the Company is viewed as effectively exercising control over Focus, and therefore, the financial statements of Focus Medical continue to be consolidated with those of the Company, despite the fact that the Company does not own Focus.

ISRAELI MARKET DEVELOPMENT 2013-2023

According to Israeli Ministry of Health, as of March 2023, there are 124,114 medical cannabis licensed patients in Israel. A monthly prescription of 4,787,000 grams of medical cannabis were recorded in March 2023 an increase of 610,000 grams of cannabis from March 2022.2

2 Israel Ministry of Health – licensed patients’ data as of March 2023  (as published on April 24, 2023) https://www.gov.il/he/departments/publications/reports/licenses-status-march-2023

Management’s Discussion and Analysis

The chart below reflects the growth in licensed medical cannabis patients in Israel between January 2017 to March 2023.3

REGULATORY FRAMEWORK IN ISRAEL

In Israel, cannabis is currently defined as a “dangerous drug” according to the Dangerous Drugs Ordinance4 (“DDO”) and the 1961 Single Convention on Narcotic Drugs (“Narcotics Convention”), to which Israel is a signatory. However, both the DDO and the Narcotics Convention allow for the use of cannabis for medical or research purposes under a supervised and controlled regime. The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, consumption, and research in Israel is the IMCA, established by Government Res. No. 3069.5 The production, distribution and consumption of adult-use recreational cannabis products is currently illegal in Israel.

Patient Medical Consumption

The use of cannabis is allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH. Procedure 1066 of the IMCA sets out a list of medical conditions that are allowed to be treated with medical cannabis products. Such authorized medical conditions are examined and updated from time to time, and include, among others, cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis, amyotrophic lateral sclerosis, and post-traumatic stress disorder.

3 Ministry of Health – licensed patients’ data as of March 2023 (as published on April 24, 2023) - https://www.gov.il/he/departments/publications/reports/licenses-status-march-2023
4 Cannabis is listed in schedule 1 of the Dangerous Drugs Ordinance [New Version], 1973 [ in English] https://www.health.gov.il/LegislationLibrary/Samim_01_EN.pdf
5 Israeli Government Res. No. 3609 [in Hebrew], August 7th, 2011 https://www.gov.il/he/departments/policies/2011_des3609
6 Ministry of Health Pharmaceutical Division Policy Number 106 – Licenses for Use of Cannabis https://www.health.gov.il/hozer/CN_106_2019.pdf  (in Hebrew)

Management’s Discussion and Analysis

The chart below reflects the growth in licensed medical cannabis patients in Israel between January 2017 to February 2023.3

Licensing and Authorization for Commercial Activities in the Medical Cannabis Field

In December 2017, the IMCA issued regulations that standardized the licensing process for any cannabis related activity (the “Road Map”).7 Pursuant to the Road Map, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

The IMCA has issued a set of directives containing procedures and requirements for applicants for cannabis related activity licenses and has authorized certain entities to issue official certificates upon compliance with such directives. These directives include (i) Directive 150 (GSP Standard certification); (ii) Directive 151 (GAP Standard certification); (iii) Directive 152 (GMP Standard certification); and (iv) Directive 153 (GDP Standard certification). Regular and periodic examinations are conducted for licensed entities, in order to ensure compliance with the analytical standards and the level of quality required during each of the phases of production and distribution of medical cannabis.

Medical Cannabis Imports and Exports

The Narcotics Convention governs the import and export of cannabis between member countries. Since Israel is a member country, any export and import of cannabis is subject to the Narcotic Convention.

In October 2020, the IMCA issued an updated procedure, titled “Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research” (“Procedure 109”), describing the application requirements for cannabis import licenses for medical and research purposes. Therefore, each import of medical cannabis is to be approved by the IMCA issuing a specific import permit for each imported shipment, rather than a general license for import. An application for import of medical cannabis can be submitted by an entity licensed by the IMCA for the conduct of medical cannabis related activity. The Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products on January 27, 2019,8 and in December 2020, the IMCA published guidelines for the medical cannabis export permit application process.9.

Legalization of Adult-Use Recreational Cannabis and CBD for Non-Medical Purposes in Israel

Currently, adult-use recreational cannabis use in Israel and CBD for non-medical use is illegal. In November 2020, an Israeli government committee responsible for advancing the cannabis market reform published a report supporting and recommending the legalization of adult-use recreational cannabis in Israel. The Israeli parliament dissolved since then without applying the committee’s’ recommendations and all legislative initiatives were suspended. However, the new government, formed on June 13, 2021, declared, and settled in the coalition agreement, its commitment to legalization of adult-use recreational cannabis. Since the formation of the new government, several legislative initiatives were filed, including for the decriminalization of the possession of cannabis for individual recreational adult-use and the legalization of CBD for non-medical use. In February 2022, a Ministry of Health committee contemplated the legality of CBD and published its recommendation that CBD should be excluded from the DDO. The main recommendations of the committee were adopted by the Minister of Health, however, to date, the Minister has not enacted an order directing that CBD be removed from the DDO. On April 1, 2022, new regulations came into force which deemed the previously criminal offences of cannabis possession and use for self-consumption into administrative offences, which do not impact a criminal record, and limited the penalty to a monetary fine only.

7 Directive 107 - Guidelines for the process of licensing the practice of cannabis for medical use, as amended on October 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_107_2019.pdf
8 Directive 4490 [Hebrew] - https://www.gov.il/he/departments/policies/dec4490_2019
9 Directive 110, December 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_110.pdf

Management’s Discussion and Analysis

Previous Regime and Price Control

Until September 2019, under the previous regime, patients licensed for consumption of medical cannabis products by the IMCA received all of their medical cannabis products authorized under their respective licenses at a fixed monthly price of NIS 370, regardless of each patient’s authorized amount. Since September 2019, under the new regime, licenses to patients were no longer entitling them for such fixed monthly price. However, some medical cannabis patient licenses granted under the previous regime remain valid, entitling their holders to receive medical cannabis products pursuant to the price controls and supplier restrictions of the former regime. All licenses under the previous regime expired in Q1 2022.

Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis

In August 2022, the MOH published a draft outline of the transition reform from licenses to prescriptions for medical treatment of cannabis (the “Proposed Outline”). The Proposed Outline will allow accessibility and significant bureaucratic relief for patients. The main changes proposed in the Proposed Outline are: (i) any specialized doctor can issue permits without the need for specialized training; (ii) the permits for the use of cannabis will be in the form of prescriptions, and not in the form of licenses from the MOH as the current framework requires; (iii) cannabis products can be sold in any pharmacy, and not only in pharmacies that have received a special permit from the IMCA and a license from the MOH. The final outline is subject to the approval of the MOH and the approval of the Knesset. Currently, the required approvals have not yet been received.

REGULATORY FRAMEWORK IN GERMANY

On March 10, 2017, the German federal government enacted bill Bundestag-Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products. Under the updated legislation, cannabis is listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription”. Legalization in Germany applies only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention. Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements, while operations involving adult-use recreational cannabis products remain illegal. Nevertheless, current German government has declared in the coalition agreement its intention to open up the German market also in the adult-use recreational market. On 12.4.2023, the German government published an excerpt paper of a 2-pillar model dated 24.3.202310. The 2 pillars are based on the one hand on private and communal, non-commercial self-cultivation. In short, the private cultivation of recreational cannabis up to a maximum of 3 female flowering plants is supposed to be possible without punishment. In addition, non-profit associations are to be allowed to cultivate recreational cannabis themselves (not through third parties) under narrow, clearly defined legal conditions and to distribute it to members of the association for their own consumption. The framework conditions will be regulated in a separate law. A draft is expected in the coming weeks. The second pillar is based on a regionally limited scientifically accompanied and evaluated model project with commercial supply chains. Companies will be allowed to produce, distribute, and sell cannabis to adults in specialised shops within a licensed and state-controlled framework, with a special restriction to dispensaries and adult residents of certain districts/cities in several federal states (opt-in approach). A draft law on this part is not subject to notification, i.e. the Government is obliged to submit a draft law to the European Union Commission for their review and comments. According to as its seems according to the current available information, there will be no changes to the existing regulations with regard to medicinal cannabis.11

10 ttps://www.bundesgesundheitsministerium.de/fileadmin/Dateien/3_Downloads/C/Cannabis/Eckpunkte_2-Saeulenmodell_Cannabis.pdf
11 https://www.bundesgesundheitsministerium.de/themen/cannabis/faq-genuss-cannabis.html, in particular question 35.

Management’s Discussion and Analysis

Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. Currently, there are only (non-harmonised) national pharmacopoeial monographs for cannabis flowers (e.g. in the German Pharmacopoeia (Deutsches Arzneibuch (DAB)) and cannabis extracts (DAB) in the EU. The Committee on Herbal Medicinal Products (HMPC) as the European Medicines Agency’s (EMA) committee responsible for compiling and assessing scientific data on herbal substances, preparations and combinations, announced that in view of uniform EU quality requirements (including with respect to import and export of cannabis), three new European Pharmacopoeia (Ph. Eur.) Cannabis monographs that are in preparation and may be of importance in the future:

•	Cannabi-s flos (3028),
•	Cannabis extractum siccum (3068),
•	Cannabis extractum spissum (3069).

All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the Federal Opium Agency of Germany.

Unlike cannabis, CBD is not subject to German narcotics laws, unless it is synthetic CBD that has been included as a substance that can be prescribed and marketed in Annex 3 of the BtMG, which may or may not be subject to German drug laws depending on its use and dosage. Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form. However, a distinction must be made between consumable products that naturally contain CBD and those that are infused with CBD extract; the European Commission considers the latter to be a type of “food” and has recently indicated that all current novel food applications have at least insufficient data on safety and therefore none of the applications can currently lead to approval. In light of the above, various products containing CBD can be found in the German market. There are currently various court decisions that problematize CBD in food (specifically food supplements) and in cosmetics (specifically: mouth oil). On the one hand, CBD is regarded as a medicinal substance and/or as a novel food subject to authorization and therefore unsuitable for use in a foodstuff, and on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case (like a foodstuff).

Management’s Discussion and Analysis

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

The Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices (“BfArM”) formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products (the “German Local Tender”). The Cannabis Agency would serve as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. In consequence three companies in Germany cultivate on behalf of the Cannabis Agency of the BfArM. Each license permitted the holder to grow up to 200kg per year for total production of 2,600kg per year collectively from the 13 cultivation lots and 10,400kg over the four-year license period. In July 2021, the BfArM launched the state sale of cannabis grown in Germany. Since then, pharmacies have been able to purchase medical cannabis in pharmaceutical drug quality for the supply of patients from the BfArM via the portal www.cannabisagentur.de. The sale from the BfArM to pharmacies is at a price of 4.30 euros per gram.

The Cannabis Agency has no influence on the actual retail price of medical cannabis products and is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name.

Import volumes and procedures

The current regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications, or alternatively, it is a pure EU-GACP product and the EU-GMP manufacturing steps then take place in Germany. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention and must comply with the relevant monographs described in the German and European pharmacopeias. While these requirements also apply to the exportation of medical cannabis products, the current German regime does not allow domestically cultivated medical cannabis products to be directly sold to commercial entities other than the Cannabis Agency.

Dispensing Exclusively via Pharmacies

Medical cannabis products imported pursuant to an import license under the BtMG and AMG/BtMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance with a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “floss”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation, and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

Management’s Discussion and Analysis

NO U.S. CANNABIS-RELATED ACTIVITIES

The Group does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

RISK FACTORS

The Company has implemented risk management governance processes that are led by the Board, with the active participation of management, and updates its assessment of its business risks on an annual basis. Notwithstanding, it is possible that the Company may not be able to foresee all the risks that it may have to face. The market in which IM Cannabis currently competes is complex, competitive and changing rapidly, and its business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to the Group’s business that may have affected or may affect the Group’s business, financial conditions, results of operations and cash flows, as further described throughout this MD&A . For additional risk factors, readers are directed to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar (the “Annual Report”). Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in forward looking statements. Readers of this MD&A should not rely upon forward looking statements as a prediction of future results.

CREDIT RISK

The maximum credit exposure as of March 31, 2023, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Loan receivable credit risk is managed by each loan separately according to the Company’s policy, procedures and control relating to the borrower’s credit risk management. At the end of each period, the individual loan values are assessed based on a credit risk analysis. As of March 31, 2023, the Company had no outstanding loans receivables

The expected credit loss analysis is generally based on Management’s understanding of the borrower’s experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This would also include the assessment of the borrower’s forecasts as well as taking into consideration any security and/or collateral the Company has on the outstanding balance.

As of March 31, 2023, the Company assessed the overall risk of the loan receivable balance and concluded that no expected credit loss under IFRS 9 was required.

LIQUIDITY RISK

The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As of March 31, 2023, the Company’s financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, and lease liabilities. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company working capital position as of March 31, 2023, management considers liquidity risk to be moderate.

Management’s Discussion and Analysis

CURRENCY RATE RISK

As of March 31, 2023, a portion of the Company's financial assets and liabilities held in Euro, NIS and USD consist of cash and cash equivalents in the amount of EUR 143 thousand (approximately $211), NIS 2,984 thousand (approximately $1,119), USD 32 thousand (approximately $43), respectively. The Company's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

SHARE PRICE RISK

The Company’s investments in unlisted shares are sensitive to the market price risk arising from uncertainties about the future value of these investments. The Company manages the price risk through diversification and tight management attention.

The Board reviews and approves all decisions related to investments in shares.

At the reporting date, the Company’s exposure to investments in unlisted shares measured at fair value was $2,347.

INFLATION RISK

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in the Company’s primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase as a result of several external factors including but not limited to general uncertainties caused by the Ukraine war, global supply chain constraints and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for the Company’s business, and it is reasonable to expect that inflation, supply shortages or increases in demand could impact the Company’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Company may not be able to pass onto patients or customers. In addition, the operations of the Company could be affected should interest rates, inflation or unemployment levels reach levels that curtail consumer trends and spending and, consequently, impact the sales and profitability of the Company. The Company may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Company fails to do so, such failure could materially harm the Company’s business.

TAX REMITTANCE

There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders. In addition, there is no assurance that CRA or any applicable tax authority will agree with the manner in which the Company calculates taxes payable or operated in paying its tax obligations and that any of the applicable tax agencies will not change their administrative practices to the detriment of the Company or its shareholders.

CONSOLIDATION OF CERTAIN FINANCIAL RESULTS UNDER IFRS 10 AND MAINTENANCE OF COMMON CONTROL

The Company complies with IFRS 10, which applies a single consolidation model using a definition of “control” that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor’s returns.

Management’s Discussion and Analysis

Subsequent to the restructuring of IMC Holdings on April 2, 2019, the Company analyzed the terms of the contractual agreements with Focus Medical in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus Medical in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee’s (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus Medical, it has sufficient rights to unilaterally direct the relevant activities (a concept known as “de facto control”), mainly due to the following:

(a)	the Company receiving economic benefits from Focus Medical (and the terms of the contractual agreements between the Company and Focus Medical cannot be changed without the approval of the Company);

(b)
the Company having the option to purchase the divested 74% interest in Focus Medical held by Oren Shuster, the CEO, director and a promoter of the Company, and Rafael Gabay, a former director and a promoter of the Company;

(c)
Messrs. Shuster and Gabay each being a director of Focus Medical (while Mr. Shuster concurrently being a CEO, director and substantial shareholder of the Company and Mr. Gabay concurrently being a substantial shareholder of the Company); and

(d)	the Company providing management and support activities to Focus Medical through a services agreement.

Accordingly, under IFRS 10, the Company has “de facto control” over Focus Medical, and therefore consolidates the financial results of Focus Medical in the Company’s financial statements.

Any failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain “de facto control” over Focus Medical as defined under IFRS 10 could alter the Company’s consolidation model, potentially resulting in a material adverse effect on the business, results of operations and financial condition of the Company.

POSSIBLE DIRECT INVOLVEMENT IN THE ISRAELI CANNABIS INDUSTRY

According to current Israeli regulatory medical cannabis framework, any engagement in Cannabis Activities requires receiving the applicable license from the “IMCA”, an agency operated by the Israeli Ministry of Health, which requires, among other things, pre-approvals by the IMCA (the “IMCA Pre-Approval Requirement”) of the directors, officers and shareholders holding 5% or more of the shares of the license applicant (“Material Holders”), and of all directors, officers and shareholders that become Material Holders following the grant of the applicable license. Therefore, if the Company will be considered by the IMCA as directly engaged in Cannabis Activities the aforementioned approvals by the IMCA might apply, on future security holdings, as described above.

Furthermore, any failure of the Company or its shareholders to comply with the IMCA Pre-Approval Requirement may impact the Group’s ability to continue operating in compliance with any licenses to engage in Cannabis Activities or to renew such licenses. Any inability of the Group to maintain licenses for Cannabis Activities in good standing may result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Management’s Discussion and Analysis

COMPANY’S ABILITY TO CONTINUE AS A GOING CONCERN

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022 and in the first quarter of 2023. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

CONFLICT AND POLITICAL INSTABILITY IN EASTERN EUROPE

2022 has seen significantly higher levels of volatility in global markets due to market participants’ reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to heightened inflation, as well as Russia’s invasion of Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia’s invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which would negatively affect the Group’s revenues and capital markets activity.

CONFLICT AND POLITICAL INSTABILITY IN ISRAEL

The Group is vulnerable to the political, economic, legal, regulatory, and military conditions affecting Israel and the Middle East. Armed conflicts between Israel and its neighbouring countries and territories occur periodically in the region and may adversely affect the Group’s business, results of operations and financial condition. In addition, the Group may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, or any restrictions or pressure on the Group’s partners or customers or others to prevent or discourage them from doing business activities with Israel or Israeli businesses, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s internal credit rating, labour disputes and political instability, including riots, uprisings and government failures. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

From April 2019 until March 2021, Israel held four general elections as efforts to compose and approve a new government failed to find lasting success. As a result, the Israeli government was unable to pass a budget for fiscal year 2021 and many legislative matters were delayed. In December of 2022, Israel’s new government took office as a result of a coalition of six political parties; however, the continued uncertainty surrounding future elections and/or the results of such elections in Israel may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the Group’s business, financial condition, results of operations and prospects.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm the Group’s results of operations, and could make it more difficult for us to raise capital. Parties with whom the Group does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the Group to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Management’s Discussion and Analysis

Furthermore, under Israeli law, citizens and permanent residents of Israel are obligated to perform military reserve duty for extended periods of time and are subject to being called to active duty at any time under emergency circumstances. In response to increased hostilities, there have been periods of significant call-ups of military reservists. It is possible that there will be additional call-ups in the future, which may include officers and key personnel of the Group’s, which could disrupt business operations for a significant period of time.

JUDICIAL AND LEGISLATIVE REFORMS IN ISRAEL

During February, March, April and May 2023, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Groups’ ability to operate in the Israeli market, which derives, among other, from: exposure to currency exchange rate and interest rate, reduced sales due to disruptive days and lower probability for capital investments.

CCAA PROCEEDINGS

Pursuant to a Reverse Vesting Order of the Court made on April 6, 2023, the Court approved the Share Purchase Agreement dated March 28, 2023, among Trichome the Purchaser, and the Purchased Entities.

The Share Purchase Agreement contemplated a reverse vesting transaction pursuant to which Trichome agreed to sell to the Purchaser, and the Purchaser agreed to purchase, all of the issued and outstanding shares in the capital of TJAC and MYM owned by Trichome for a purchase price of $3,375 along with certain deferred consideration. Pursuant to the Share Purchase Agreement and the Reverse Vesting Order, the Purchased Entities retained the Assumed Liabilities specified in the Share Purchase Agreement free and clear of any claims other than Assumed Liabilities, and all Excluded assets, Excluded contracts , and Excluded liabilities  of the Purchased Assets were transferred to, and assumed by the Residual Corporations, the shares of which are owned directly or indirectly by Trichome.  The closing of the transactions contemplated by the Share Purchase Agreement occurred on April 6, 2023.

As a direct or indirect shareholder of the entities that make up the Trichome Group, the Company is subject to the priorities of other stakeholders in the CCAA proceedings and will likely realize no return in the restructure of the Trichome Group business.

CAUTION CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A may contain “forward-looking statements” or “forward-looking information,” within the meaning of applicable Canadian and United States securities legislation (collectively referred to herein as “forward-looking statements”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s current expectations and plans with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this MD&A should not be unduly relied upon. Forward-looking statements is by its nature prospective and requires IM Cannabis to make certain assumptions and is subject to inherent risks and uncertainties. All forward-looking statements are provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis

Forward-looking statements in this MD&A may include, without limitation, forward-looking statements pertaining to:

●	the Company’s business objectives and milestones and the anticipated timing of execution;
●	the performance of the Company’s business, strategies and operations;
●	the intention to expand the business, operations and potential activities of the Company;
●	geographic diversification and brand recognition;
●	preparations to target, upon legalization, new cannabis markets;
●	expectations relating to the number of patients in Israel licensed by the MOH to consume medical cannabis;
●	the future impact of the acquisitions of the Israeli Pharmacies and the Panaxia Transaction;
●	the expansion of its Israeli sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;
●	the future product portfolios of the Group and the Company’s ability to export its products, strains and genetics to Israel and Germany;
●	the opportunity and ability to expand in Germany and export to new, legal adult-use recreational cannabis markets in Europe;
●	the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets in the jurisdictions in which the Company operates;
●	the growth of the Company’s brands in the respective jurisdictions;
●	the Company’s retail presence, distribution capabilities and data-driven insights;
●	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
●	cannabis licensing in the jurisdictions in which the Company operates;
●	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany;
●	expectations regarding the renewal and/or extension of the Group’s licenses;
●	the Group’s anticipated operating cash requirements and future financing needs;
●	the Group’s expectations regarding its revenue, expenses, profit margins and operations;
●	the anticipated Gross Margins, EBITDA and Adjusted EBITDA from the Company’s operations;
●	the expected increase in revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions

Management’s Discussion and Analysis

●	statements relating to the Company exiting the Canadian cannabis market to focus Israel, Germany and Europe;
●	the Company’s ability to achieve profitability in 2023;
●	the continued listing of the Company’s Common Shares on the Nasdaq;
●	expectations related to demand and momentum in the Company’s Israeli operations;
●	the results of the restructuring of the Trichome Group under CCAA;
●	cost savings from restructurings;
●	future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;
●	future expansion and growth opportunities for the Company in Germany and Europe and the timing of such;
●
the Group’s reliance on third party suppliers and partners and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; and

●	contractual obligations and commitments.

With respect to the forward looking-statements contained in this MD&A, the Company has made assumptions regarding, among other things:

●	the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates;
●	the Company’s satisfaction of international demand for its products;
●	the Company’s ability to implement its growth strategies and leverage synergies of acquisitions;
●	the Company’s ability to reach patients through e-commerce and brick and mortar retail;
●	the development and introduction of new products;
●	the ability to import and the supply of premium and indoor grown cannabis products from third- party suppliers and partners;
●	the changes and trends in the cannabis industry;
●	the Company’s ability to maintain and renew or obtain required licenses, permits or authorization related to its domestic and international operations;
●	the Company’s ability to rely on the export of, creation and maintenance of and maintain a consistent supply of imported cannabis from suppliers and partners;
●	the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities;
●	the effectiveness of its products for medical cannabis patients and adult-use recreational consumers;
●	future cannabis pricing and input costs;
●	cannabis production yields;
●	the Company being able to continue to drive growth from suppliers and partners into Israel, Germany and Europe; and
●	the Company’s ability to market its brands and services in Israel, Germany and Europe successfully to its anticipated customers.

Management’s Discussion and Analysis

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

●	general business risk and liability, including claims or complaints in the normal course of business;
●	any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10;
●	regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus Medical or licensed entities in contravention of Israeli regulations;
●	limitations on stockholdings of the Company in connection with its direct engagement in the Israeli medical cannabis market;
●	the ability and/or need to obtain additional financing for continuing operations;
●	the lack of control over the Company’s investees;
●	the risk of defaulting on existing debt;
●	the Company’s ability to continue as a going concern;
●	the ability of the Company to access future financing if needed or on terms acceptable to the Company;
●	the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry;
●
unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medial cannabis in any jurisdictions in which the Company currently operates or intends to operate;

●	the Company’s ability to continue to meet the listing requirements of the CSE and the NASDAQ;
●	the Israeli government deciding to abandon the decriminalization or legalization of adult-use recreational cannabis;
●	any change in the political environment which would negatively affect the prospect of decriminalization or legalization of adult-use recreational cannabis in Israel;
●	any unexpected failure of Focus Medical to maintain in good standing or renew its licenses;
●	any adverse outcome of the Construction Proceedings;
●	any unexpected failure of Adjupharm to maintain in good standing or renew any of its Adjupharm Licenses;
●	the Group’s ability to maintain ancillary business licenses, permits and approvals required to operate effectively;
●	the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities;
●	the ability of the Group to deliver on their sales commitments or growth objectives;
●	the Group’s reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations;
●
the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group, including but not limited to the Construction Proceedings and the class action proceedings described herein;

●	the impact of increasing competition;
●	any lack of merger and acquisition opportunities;
●	inconsistent public opinion and perception regarding the use of cannabis;
●	engaging in activities considered illegal under US federal law related to cannabis;

Management’s Discussion and Analysis

●	political instability and conflict in the Middle East, Eastern Europe and Ukraine;
●	adverse market conditions;
●	unexpected disruptions to the operations and businesses of the Group as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19;
●	the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses;
●	the Group’s ability to sell its products;
●	currency fluctuations;
●	the risk of defaulting on existing debt;
●	inflationary risks;
●	any change in accounting practices or treatment affecting the consolidation of financial results;
●	the costs of inputs;
●	reliance on management; and
●	the loss of key management and/or employees.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the headings “Risk and Factors” and “Contingent Liabilities and Commitments” of this MD&A. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking statements is based is provided in the Company’s disclosure materials, including in this MD&A under “Legal and Regulatory – Risk Factors” and the Company’s Annual Report under “Risk Factors”, available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

All forward-looking statements in this MD&A is qualified by these cautionary statements.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report, is available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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